

VIA FACSIMILE AND U.S. MAIL

October 14, 2009

Wayne T. Byrne
Chief Financial Officer
AGY Holding Corp.
2556 Wagener Road
Aiken, South Carolina 29801

> **RE:** **AGY Holding Corp.**
> **Form 10-K for Fiscal Year Ended December 31, 2008**
> **Forms 10-Q for Fiscal Quarters Ended March 31, 2009 and**
> **June 30, 2009**
> **File No. 333-150749**

Dear Mr. Byrne:

We have reviewed your filing and have the following comments. If you disagree with a comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE FISCAL YEAR ENDED DECEMBER 31, 2008</u>

General

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

Management's Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Alloy Metals, page 23

2. Given the significance of alloy metals in comparison to your total property, please expand your disclosures to clearly state your consideration of these alloy metals in your testing of the appropriate assets grouping for impairment under SFAS 144. Specifically, it should be clear what consideration is given to these alloy metals in determining whether an event or circumstance may be indicative of impairment as well as what consideration is given to these alloy metals in your forecast of the expected future cash flows in arriving at the estimated fair value of the related asset groupings.
Your disclosures should include the following:
   • Please disclose whether or not your alloy metals have indefinite useful lives as well as whether you consider the market price of these metals in your impairment assessment. A significant decrease in the market price of an asset may be one of the events and circumstances which is indicative of an impairment;
   • Please disclose what consideration you give to the alloy metals in arriving at the estimated fair value of your corresponding asset groups. You should discuss any significant estimates and assumptions you make regarding these metals in your estimated fair value, including any assumptions regarding the length of time they will be used or the potential sale of these metals, as applicable; and
   • Please disclose the extent to which current fair values are less than carrying values of your alloy metals. Please also disclose what consideration you give to recognizing impairments of alloy metals when current fair values are less than carrying values. Your disclosure should include the impact on your financial statements.

Goodwill and Intangible Assets with Indefinite Lives, page 23

3. In the interest of providing readers with a better insight into management's judgments in accounting for goodwill, please revise your discussion of critical accounting estimates to disclose:
   • The reporting unit level at which you test goodwill for impairment and your basis for that determination;
   • To the extent the estimated fair value of one or more of your reporting units does not substantially exceed your carrying amount, please disclose the following:
      o Percentage by which fair value exceeded carrying value as of the date of the most recent test;
      o Amount of goodwill allocated to the reporting unit;

   o Description of the methods and key assumptions used in performing step
      one of your impairment test and how the key assumptions were
      determined;
   o Discussion of the degree of uncertainty associated with the key
      assumptions. The discussion regarding uncertainty should provide
      specifics to the extent possible (e.g., the valuation model assumes
      recovery from a business downturn within a defined period of time); and
   o Description of potential events and/or changes in circumstances that could
      reasonably be expected to negatively affect the key assumptions.

Impairment of Long-lived Assets, Including Definite-lived Intangible Assets, page 23

4. In the interest of providing readers with a better insight into management's
   judgments in accounting for long-lived assets, including definite-lived intangible
   assets, please disclose the following:
   • How you determine when your long-lived assets should be tested for
      impairment and how frequently you evaluate for these types of events and
      circumstances;
   • How you group long-lived assets for impairment and your basis for that
      determination;
   • Sufficient information to enable a reader to understand what method you
      apply in estimating the fair value of your asset groups;
   • For any asset groups for which the estimated fair value does not substantially
      exceed the carrying value, please disclose the carrying value of the asset
      groups.

Income Taxes, page 23

5. In light of your losses in the years ended December 31 2006, 2007, and your
   relatively minimal net income before taxes for the year ended December 31, 2008,
   please enhance your income taxes critical accounting policy to include a
   discussion of the material assumptions you made as well as the financial
   statement impact if actual results differ from the estimates made by management.
   Please describe the nature of the positive and negative evidence you considered in
   your determination that gross deferred tax assets of $26 million were recoverable
   as of December 31, 2008 and how that evidence was weighted. Refer to the SEC
   Interpretive Release No. 33-8350 and SEC Other Release No. 33-8040.

Results of Operations

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 27

6. Please expand/revise your discussion under results of operations for all periods to:
   • Quantify the extent to which material increases in sales are attributable to
      changes in prices, volume or amount of goods being sold, or change in

product mix. For example, you explain on page 27 the increase in net sales is the result of i) acquisition of the North American CFM business, which contributed $27.0 million, ii) selected price increases and iii) improvement in product mix associated with higher sales if advanced material and technical yarn products. However, you do not quantify the impact of the price increases or the improvement in product mix;

- Provide a more robust explanation for the changes in line items within your statements of income. For example, you indicated that the increase in gross profit was associated with more favorable product mix, selected price increases, increment margin associated with the CFM acquisition, lower depreciation and a reduction in lean manufacturing consulting costs partially offset various factors without further explanations as to the extent of each factor identified; and

- Quantify each factor you cite as impacting your operations. For example, you disclose the increase in SG&A reflects higher personnel and business development expenses necessary to support your strategic growth initiatives and new product development activities. However, you have not quantified the impact of all of these items.

This is not meant to represent an all-inclusive list of where your MD&A should be improved. We encourage you to provide quantification of amounts and further clarification throughout your discussion, including your results by segment. See Item 303(a)(3) of Regulation S-K.

Liquidity and Capital Resources

Year Ended December 31, 2008 Compared to Year Ended December 31, 2007, page 30

7. You indicate that cash provided by operating activities was $22.6 million for the year ended December 31, 2008, compared to $26.0 million for the year ended December 31, 2007. However, you have not identified the components that resulted in the decrease in your cash flows from operations. Please expand this disclosure to discuss the components that resulted in the decrease in cash flows from operations as well as the underlying reasons for changes in these components, with specific discussions for accounts receivable, inventories, accounts payable and accrued and other liabilities. Please revise your disclosure for all periods presented.

Historical Indebtedness, page 31

8. On page F-16, you indicate that you were in compliance with all debt covenants at December 31, 2008. You also indicate that the indentures governing the notes contain a Fixed Charge Coverage Ratio. Please disclose here or elsewhere in the filing the specific terms of any material debt covenants in your credit agreements.

For any material debt covenants for which you have not met, or it is reasonably likely that you will not be able to meet such covenants, please disclose the required amounts/ratios as well as the actual amounts/ratios as of each reporting date. This will allow readers to understand how much cushion there is between the required amounts/ratios and the actual amounts/ratios. Please also consider showing the specific computations used to arrive at the actual amounts/ratios with corresponding reconciliations to US GAAP amounts, if necessary. See Sections I.D and IV.C of the SEC Interpretive Release No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial Measures dated June 13, 2003. Please also disclose if there are any stated events of default which would permit the lenders to accelerate the debt if not cured within applicable grace periods or any cross default provisions in your debt agreements.

Financial Statements

General

9. Please disclose the types of expenses that you include in the cost of goods sold line item and the types of expenses that you include in the selling, general and administrative expenses line item. In doing so, please also disclose whether you include inbound freight charges, purchasing and receiving costs, inspection costs, warehousing costs, internal transfer costs, and the other costs of your distribution network in the cost of goods sold line item. With the exception of warehousing costs, if you currently exclude a portion of these costs from cost of goods sold, please disclose:
   - in a footnote the line items that these excluded costs are included in and the amounts included in each line item for each period presented; and
   - in MD&A that your gross margins may not be comparable to those of other entities, since some entities include all of the costs related to their distribution network in cost of goods sold and others like you exclude a portion of them from gross profit, including them instead in a line item, such as selling, general and administrative expenses.

6. Intangible Assets, page F-14

10. You indicate that the amortization period for your process technology is 18 years. Please tell us how you determined that 18 years is the appropriate useful life of your process technology in accordance with paragraph 11 of SFAS 142. Please also disclose whether your useful life of 18 years was based on legal or contractual arrangements.

Exhibits 31.1 and 31.2

11. We note that the identification of the certifying individual at the beginning of the certification required by Exchange Act Rule 13a-14(a) also includes the title of the certifying individual. In future filings, the identification of the certifying individual at the beginning of the certification should be revised so as not to include the individual's title.

FORM 10-Q FOR THE FISCAL QUARTER ENDED JUNE 30, 2009

General

12. In Footnote 6 on page 13, you indicate that you recognized a non-cash pre-tax goodwill impairment charge of $44.5 million, classified as a charge against "loss from operations" in the second quarter of 2009. Given that you have recorded asset impairments during the three and six months ended June 30, 2009, please provide the disclosures required by paragraphs 33 through 35 of SFAS 157 for all assets, as well as liabilities if applicable, that are measured at fair value on a nonrecurring basis in periods subsequent to initial recognition. Please note that these disclosures are intended to enable users of your financial statements to assess the inputs used to develop your fair value measurements.

Financial Statement

2. Business Combination and Anderson Contract Termination Costs, page 10
2009 Chinese Business Combination, page 10

13. You indicate that based on your preliminary allocation of purchase price to the fair value of the acquired assets less liabilities assumed, that the acquisition was a bargain purchase and will result in approximately $23.2 million of negative goodwill. You also disclose that you have classified the estimated negative goodwill as a reduction of the fair value of the machinery and equipment acquired. Please tell us how you considered paragraphs 36 and 37 of SFAS 141R in determining your accounting treatment.

14. You indicate that the put option is a redemption feature which results in the classification of the non-controlling interest, approximately $12.4 million at the acquisition date, as temporary equity presented in the accompanying consolidated balance sheet between total liabilities and shareholder's equity. Please tell us what consideration you gave to determining that your redemption feature is not considered a freestanding option within the scope of SFAS 150.

15. Please revise your business acquisition note to provide the following:
   - For acquired receivables not subject to AICPA SOP 03-3, please disclose 1) the fair value of the receivables, 2) the gross contractual amounts receivable

and 3) the best estimate at the acquisition date of the contractual cash flows not expected to be collected. See paragraphs 68(h)of SFAS 141(R); and

- Disclose 1) the fair value of the noncontrolling interest in the acquiree at the acquisition date and (2) the valuation technique(s) and significant inputs used to measure the fair value of the noncontrolling interest. See paragraphs 68(p) of SFAS 141(R).

13. Comprehensive Income (Loss), page 19

16. Please revise to provide the disclosures required by paragraph 38 of ARB 51, as amended by SFAS 160.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a response letter that keys your responses to our comments and provides any requested information. Detailed letters greatly facilitate our review. Please file your response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Ernest Greene, Staff Accountant, at (202) 551-3733, or in his absence, Lisa Haynes, Staff Accountant, at (202) 551-3424, if you have questions regarding comments on the financial statements and related matters.

Sincerely,

Rufus Decker
Accounting Branch Chief